Exhibit (a)(5)(e)

To [name]:
As you know, we have determined that certain Progress Software options you hold were granted with a below-market exercise price, and that to the extent these options vested after December 31, 2004 or may vest in the future, they may be subject to taxation as nonqualified deferred compensation under Section 409A of the U.S. Internal Revenue Code. We have commenced a tender offer to amend the affected options to increase the exercise price to the fair market value of our common stock on the corrected measurement date. Based on current IRS proposals, we believe that if you accept the offer to amend, this amendment will prevent any adverse tax consequences under Section 409A associated with past or future vesting of these options.
In order to compensate for the higher exercise price, the holder of each amended option will be eligible to receive one or more cash payments equal to the increase in the aggregate exercise price. You previously received a list of the options that you hold that may be subject to Section 409A. That list included, for each such option, the aggregate amount of the cash payment you will be eligible to receive if you accept the offer to amend with respect to each such option.
Your Anticipated Cash Payments
The following table provides the estimated amounts and scheduled payment dates of the cash payments that you will be eligible to receive, assuming that you elect to amend all of your affected options. If you have exercised any of your affected options or you exercise any of them before the expiration of the tender offer, the amount and timing of the cash payments listed below will change.

Estimated
Payment Date (approximate)	Amount Payable

January 20, 2008	$ [amount]
April 5, 2008	$ [amount]
October 5, 2008	$ [amount]
April 5, 2009	$ [amount]
October 5, 2009	$ [amount]

The estimated amounts assume that the tender offer will not be extended. If the tender offer is extended, the number of vested and unvested option shares may change, which would affect these estimates.
The amount payable on or about January 20, 2008 represents the cash payment that you will receive with respect to amended option shares that are vested at the expiration date of the tender offer (January 24, 2007, unless extended), regardless of whether you are employed by us on the date of payment. The amounts payable thereafter represent the cash payment(s) that you will be eligible to receive with respect to amended option shares that are scheduled to vest after the expiration date of the tender offer. In order to receive these payments, you must remain employed by us on the applicable payment date. The number of installments was determined on the basis of the date when the latest to vest of your amended options will become fully vested, as described more fully in the Offer to Amend.
In connection with the tender offer, you previously received (1) the Offer to Amend dated December 22, 2006, (2) a related Letter of Transmittal and (3) a Withdrawal Form. If you did not receive these documents please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).